Filed Pursuant to Rule 433

Registration No. 333-205769

FINAL TERM SHEET

U.S.$743,238,000 8.000% Amortizing Notes due 2039

August 11, 2016

Issuer:	Government of Jamaica

Format:	SEC Registered (333-205769) and Regulation S

Currency:	U.S. Dollars

Principal Amount:

U.S.$743,238,000

The notes are a further issuance of the 8.000% Amortizing Notes due 2039 and will be consolidated with and will form a single series with the U.S. $500,000,000 principal amount of the notes that were previously issued on March 8, 2007 and October 11, 2007. Upon completion of this offering, the aggregate principal amount of notes outstanding will be U.S.$1,243,238,000.

Final Maturity:	March 15, 2039

Principal Payment Dates:	Principal payments will be made in three installments, 33.33% due on March 15, 2037, 33.33% due on March 15, 2038 and 33.44% due on March 15, 2039.

Optional Redemption:	None

Coupon Rate:	8.000%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2016

Issue Price:	114.082%, plus accrued interest, from March 15, 2016 to, but excluding, the Settlement Date, in the amount of U.S.$25,270,092 (assuming a Settlement Date of August 18, 2016).

Net Proceeds (before expenses):	U.S.$846,414,299.16 (excluding accrued interest)

Benchmark Treasury:	UST 2.500% due February 15, 2046

Yield:	6.750%

Pricing Date:	August 11, 2015

Settlement Date:	August 18, 2015 (T+5)

Clearing:	DTC, Euroclear, & Clearstream

Governing Law:	State of New York

Listing:	Application has been made to list the notes on the Luxembourg Euro MTF

Denominations:	U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof

Joint Lead Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Incorporated

Security Identifiers:	CUSIP: 470160 AV4 ISIN: US470160AV46

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/53078/000119312516677648/d169266d424b3.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or the Underwriters will arrange to send you the prospectus if you request it by calling CITIGROUP GLOBAL MARKETS INC. toll free at 1-800-831-9146 or MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.